Writer’s Direct Dial: 414.277.5817 E-Mail: matthew.vogel@quarles.com
411 East Wisconsin Avenue Suite 2350 Milwaukee, Wisconsin 53202-4426 414.277.5000 Fax 414.271.3552 www.quarles.com

October 8, 2025

VIA EDGAR

Brian Szilagyi

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

RE: Staff Comments on Form N-CSR of Wisconsin Capital Funds, Inc. for the period ended March 31, 2025 (1933 Act Reg. No. 33-141917; 1940 Act File No. 811-22045)

Dear Mr. Szilagyi:

On behalf of Wisconsin Capital Funds, Inc. (the “Registrant”) we are responding to certain comments received from you telephonically on September 9, 2025, relating to the Registrant’s Annual Shareholder Report filed on Form N-CSR for the year ended March 31, 2025. Set forth below are the SEC staff’s (the “Staff”) comments on the Report followed by responses on behalf of the Registrant.

1.	The Registrant’s registration statement dated August 1, 2025, does not appear to have been updated not more than 120 days after the close of the fiscal year in accordance with Rule 8b-16 under the Investment Company Act of 1940. Please confirm how this will be corrected and describe whether any capital share transactions were executed on a stale prospectus.

The Registrant acknowledges the Staff’s comment and will ensure that all future registration statements will be timely updated. The Registrant notes that at no point were shares sold pursuant to a prospectus containing financial statements that were stale under Section 10(a)(3) of the Securities Act of 1933, as such financial statements were not more than sixteen months old.

2.	With respect to Form N-CSR Item 4(c), please include a sufficient description of the nature of the services comprising the tax fees disclosed in the categories of services provided by the principal accountant for tax compliance, tax advice, and tax planning for the past two fiscal years on a going-forward basis.

October 8, 2025

The Registrant acknowledges the Staff’s comment and will include a more granular description of the nature of these services, which have historically typically consisted of a review of Forms 1120-RIC and 8613 as well as of excise return and dividend calculations, in its future filings on Form N-CSR.

3.	The Funds’ website has not been updated with the most recent semi-annual report link. Please confirm that the website has the most up-to-date information available for shareholders.

The Registrant confirms that all links to such information on the Registrant’s website have been appropriately updated.

4.	Please use the updated Form N-CSR in effect at the time of the filing on a prospective basis. The most recent versions of the form can be found on the SEC’s website at sec.gov.

The Registrant confirms that the updated N-CSR in effect at the time of filing will be used on all future such filings, including for purposes of the labeling of applicable item numbers therein.

5.	Please confirm that the recapture of fees and expenses waived or reimbursed pursuant to the expense limitation agreement is in accordance with SEC staff guidance. The Staff’s position is that the recoupment of waived fees and reimbursed expenses is permitted if the recapture (1) occurs within 3 years from the date of the waiver or reimbursement and (2) does not cause the expense ratio after the repayment is taken into account to exceed both the expense cap in place at the time such amounts were waived and the Funds’ current expense cap. If applicable, please amend the terms of the agreement and/or disclosure as appropriate and enhance disclosure in the financial statements.

The Registrant confirms that the recapture of fees and expenses waived or reimbursed pursuant to the expense limitation agreement is intended to function in accordance with such SEC staff guidance.

6.	Plumb Equity Funds’ liability for accrued 12b-1 fees are in excess of the 12b-1 expense for the year. Please describe how often these expenses are paid and if such payments are made in accordance with the applicable agreement.

The Registrant confirms that these expenses are paid as received, which typically occurs on a monthly basis. The Registrant confirms that these expenses are made in accordance with the applicable agreement.

If you have any questions or concerns regarding the above responses, please do not hesitate to contact me at (414) 277-5817.

Very truly yours,

October 8, 2025

/s/Matthew C. Vogel

Matthew C. Vogel

cc: Working Group